

April 17, 2015

Ricardo Alejandro Torres
Co-Chief Executive Officer and Chief Financial Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re: Pampa Energy Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Response Dated March 27, 2015**
> **File No. 1-34429**

Dear Mr. Torres:

We have reviewed your March 27, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2015 letter.

Financial Statements

Notes to the Consolidated Financial Statements, page F-19

Note 39. Contingencies, page F-161

1. We have reviewed your response to comment 2. We read in your response that the Ps. 85.2 million liability recorded at the end of fiscal year 2011 was a provision for the probable outcome of the arbitration proceedings with the Contractor, and that this provision was reversed during fiscal year 2013 since a cash outflow was no longer probable under IAS 37. We also read that, in fiscal year 2011, you derecognized the financial liability for the last milestone payment to the Contractor of Ps. 85.2 million based on the legal release of the liability established by the March Agreement. Please tell us the provisions of the March Agreement, including the specific items that must be completed by both parties before the March Agreement is effective. Specifically, in your

January 30, 2015 response to comment 3, you state that "under the March Agreement such Discount would become effective upon the provisional reception of the works." Based on page F-165 of your fiscal year 2013 Form 20-F, the provisional reception of works has not taken place as of December 31, 2013. Please tell us why you derecognized a liability pursuant to the March Agreement, as it appears that the March Agreement was not yet effective since the provisional reception of works has not been completed. Refer to paragraph 3.3.1 of IFRS 9. Since property, plant and equipment should be recorded at cost and you do not anticipate payment of the Ps. 85.2 million, please also explain to us in greater detail why you recorded reversal of the financial liability in income and not as a reduction of PPE.

You may contact Yong Kim at (202) 551-3323, Andrew Blume at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief